SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K



(Mark One)

  [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

                           OR

  [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____ to ____.



Commission file number     000-23249
                       -------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            PROFIT SHARING PLAN OF
                PRIORITY HEALTHCARE CORPORATION AND AFFILIATES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       PRIORITY HEALTHCARE CORPORATION
                        250 TECHNOLOGY PARK, SUITE 124
                          LAKE MARY, FLORIDA  32746

                             REQUIRED INFORMATION


Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     INDEPENDENT AUDITORS' REPORT

     FINANCIAL STATEMENTS:

       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
        WITH FUND INFORMATION, AT DECEMBER 31, 2000 AND 1999

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
        PLAN BENEFITS, WITH FUND INFORMATION,
        FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

       NOTES TO FINANCIAL STATEMENTS

     SCHEDULES *:

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
      DECEMBER 31, 2000 (SCHEDULE I)

     SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
      ENDED DECEMBER 31, 2000 (SCHEDULE II)


     *NOTE - OTHER SCHEDULES HAVE BEEN OMITTED BECAUSE THEY
           ARE NOT APPLICABLE.

(b)  Exhibits

     23 - Consent of Ent & Imler CPA Group, PC

                         INDEPENDENT AUDITORS' REPORT

To the Administrator and
Administrative Committee of
The Profit Sharing Plan of Priority
  Healthcare Corporation and Affiliates:

     We have audited the accompanying statements of net assets available for plan benefits, with fund information, of The Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                ENT & IMLER CPA GROUP, PC

Indianapolis, Indiana
June 25, 2001

                            PROFIT SHARING PLAN OF
                        PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 2000
                               _________________


                                                    Fund Information
                                 ___________________________________________
                                 BWI        PHC
                                 Common     Common       Mutual       Loan
                                 Stock      Stock        Funds        Fund       Total
                                 ________    _________   __________   _______    __________
Assets
  Investments, at fair value:    $144,246   $1,171,624   $2,492,890   $49,468    $3,858,228
  Receivables:
    Employer contributions              -      157,152      425,992         -       583,144
    Employee contributions              -            -            -         -             -

  Accrued investment income            35           86            -         -           121
                                 ________    _________   __________   _______    __________
    Total assets                  144,281    1,328,862    2,918,882    49,468     4,441,493
Liabilities
  Other liabilities                     -            -            -         -             -
                                 ________    _________   __________   _______    __________
    Net assets available for
      plan benefits              $144,281   $1,328,862   $2,918,882   $49,468    $4,441,493
                                 ========   ==========   ==========   =======    ==========


   See auditors' report and accompanying notes to the financial statements.

                            PROFIT SHARING PLAN OF
                        PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1999
                               _________________


                                              Fund Information
                               _________________________________________
                               BWI        PHC
                               Common     Common     Mutual       Loan
                               Stock      Stock      Funds        Fund      Total
                               ________   ________   __________   _______   __________

Assets
  Investments, at fair value:  $129,406   $450,726   $1,496,692   $89,749   $2,166,573

  Receivables:
    Employer contributions            -     94,921      372,511         -      467,432
    Employee contributions            -      7,364       18,466         -       25,830
  Accrued investment income          27         70            -         -           97
                               ________   ________   __________   _______   __________
    Total assets                129,433    553,081    1,887,669    89,749    2,659,932

Liabilities
  Other liabilities                   -          -            -         -            -
                               ________   ________   __________   _______   __________
    Net assets available for
      plan benefits            $129,433   $553,081   $1,887,669   $89,749   $2,659,932
                               ========   ========   ==========   =======   ==========





   See auditors' report and accompanying notes to the financial statements.

                            PROFIT SHARING PLAN OF
                        PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                     ____________________________________


                                                        Fund Information
                                     _________________________________________
                                     BWI        PHC
                                     Common     Common        Mutual       Loan
                                     Stock      Stock         Funds        Fund          Total
                                     _________  ___________  ___________   ________   __________
Contributions:
  Employer                           $      -   $  157,152   $  425,992    $     -    $  583,144
  Employee                                  -      108,978      443,073          -       552,051
  Rollover                                  -        5,694       14,760                   20,454
                                     _________  ___________  ___________   ________   __________

    Total contributions                     -      271,824      883,825          -     1,155,649
                                     _________  ___________  ___________   ________   __________

Investment
Income:
  Interest and dividends                  633        1,443      220,600      5,366       228,042
  Realized gains and losses            32,589      385,186       13,648          -       431,423
  Net appreciation
  (depreciation) in
    fair value of investments          54,633      426,230     (339,698)         -       141,165
                                     _________  ___________  ___________   ________   __________
    Total investment income            87,855      812,859     (105,450)     5,366       800,630
                                     _________  ___________  ___________   ________   __________

     Total additions                   87,855    1,084,683      778,375      5,366     1,956,279

Distributions to participants          (1,515)     (28,815)    (142,143)         -      (172,473)
Administrative expenses                  (243)      (1,845)           -       (157)       (2,245)
Net transfers (to)                    (71,249)    (278,242)     394,981    (45,490)          -
  from other funds
                                     _________  ___________  ___________   ________   __________

Net increase in net assets
  available for plan benefits          14,848      775,781    1,031,213    (40,281)    1,781,561

Beginning of year                     129,433      553,081    1,887,669     89,749     2,659,932
                                     _________  ___________  ___________   ________   __________
End of year                          $144,281   $1,328,862   $2,918,882    $49,468    $4,441,493
                                     ========   ==========   ==========    =======    ==========


   See auditors' report and accompanying notes to the financial statements.

                            PROFIT SHARING PLAN OF
                        PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ____________________________________


                                                     Fund Information
                                     ________________________________________________
                                     BWI           PHC
                                     Common        Common      Mutual        Loan
                                     Stock         Stock       Funds         Fund       Total
                                     __________    ________    ___________   ________   ___________
Contributions:
  Employer                           $        -    $ 94,921    $  372,511        -      $   467,432
  Employee                                    -      95,524       268,829        -          364,353
  Contribution from Bindley
    Western, Inc.                       190,834      64,215     1,128,642        -        1,383,691
                                     __________    ________    ___________   ________   ___________
    Total contributions                 190,834     254,660     1,769,982        -        2,215,476
                                     __________    ________    ___________   ________   ___________
Investment
Income:
  Interest and dividends                    729         849       108,750      1,662        111,990
  Realized gains and losses              57,561         853        29,710          -         88,124
  Net appreciation (depreciation)
  in
    fair value of investments            55,301     107,377       109,310          -        271,988
                                     __________    ________    ___________   ________    ___________
     Total investment income            113,591     109,079       247,770      1,662        472,102
                                     __________    ________    ___________   ________    ___________
      Total additions                   304,425     363,739     2,017,752      1,662      2,687,578
Distributions to participants            (6,516)    (10,496)       (9,331)         -        (26,343)
Administrative expenses                    (426)       (763)            -       (114)        (1,303)
Net transfers (to) from other funds    (168,050)    200,601      (120,752)    88,201              -
                                     __________    ________    ___________   ________    ___________

Net increase in net assets available
  for plan benefits                     129,433     553,081     1,887,669     89,749      2,659,932

Beginning of year                             -           -             -          -              -
                                     __________    ________    ___________   ________    ___________
End of year                            $129,433    $553,081    $1,887,669    $89,749     $2,659,932
                                     ==========    ========    ===========   ========    ===========



  See auditors' report and accompanying notes to the financial statements.

                            PROFIT SHARING PLAN OF
                       PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

                        NOTES TO FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - DESCRIPTION OF THE PLAN

     The following brief description of the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

GENERAL

     Effective January 1, 1999, Priority Healthcare Corporation adopted the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the "Plan") which is a combined profit sharing and 401(K) pre-tax savings plan, using the Prism Prototype Retirement Plan and Trust (the "Prism Plan"). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Priority Healthcare Corporation and its Affiliates (the "Company").

PARTICIPATION

     Employees are eligible to participate in the Company's profit sharing program of the Plan on January 1, April 1, July 1 or October 1, whichever comes first, after completing one year of service and attaining age eighteen. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed no fewer than 1,000 hours of service.

     Employees are eligible to make 401(K) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1, whichever comes first, after 90 days of employment and attaining age eighteen.

ADMINISTRATION

     The Plan is administered by a committee (the "Committee") appointed by the Compensation and Stock Option Committee of the Company's Board of Directors. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.

CONTRIBUTIONS AND ALLOCATIONS TO PARTICIPANTS

     The Company's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors. The profit sharing contribution, before forfeitures, for 2000 and 1999 was $606,530 and $471,050, respectively.

     Participants may authorize that a pre-tax amount between 1% and 13% of their annual compensation be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $10,500 and $10,000 for 2000 and 1999, respectively. Participants may also make qualified rollover contributions to the Plan.

     Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year. The maximum compensation allowed is $170,000 and $160,000 in 2000 and 1999, respectively.

     Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 2000 and 1999, forfeited non-vested accounts totaled $23,285 and $3,618, respectively.

     Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

VESTING AND DISTRIBUTIONS

     A participant's interest in his pre-tax employee contributions and the earnings thereon are 100% vested at all times.

     A participant's interest in his profit sharing account is vested as follows:

          Number of Years                       Percentage
            OF SERVICE                             VESTED

                 1                                  20%
                 2                                  40%
                 3                                  60%
                 4                                  80%
                 5                                 100%

     In the event of a participant's retirement on or after his 65{th} birthday, total disability or death, his profit sharing account becomes fully vested.

     Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

     All distributions and loans to participants must be approved by the Committee.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The accounts of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS AND INVESTMENT INCOME

     Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

PAYMENT OF BENEFITS

     Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account. Benefits are recorded when paid.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

     The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in several different investment programs as directed by each participant. These investment programs range from money market, government secured, fixed income, growth, aggressive funds, and the Company's own stock. For the participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation (depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.

INVESTMENT OPTIONS

     Under the Prism Plan, participants are able to direct their contributions
among   several  investment  options.   The  investment  funds  available   to
participants are as follows:

1. VICTORY INVESTMENT QUALITY BOND FUND - invests primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

2. VICTORY BALANCED FUND - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

3. VICTORY SPECIAL VALUE FUND - invests primarily in common stocks of small and medium-sized companies.

4. BINDLEY WESTERN INDUSTRIES COMMON STOCK FUND - invests in the common stock of Bindley Western Industries, Inc.

5. VICTORY U.S. GOVERNMENT OBLIGATIONS FUND - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

6. AMERICAN EUROPACIFIC GROWTH FUND - invests in small and large companies based in industrial nations as well as smaller, developing nations.

7. AMERICAN WASHINGTON MUTUAL INVESTORS FUND - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

8. JANUS FUND - invests primarily in a diversified portfolio of common stocks of issuers of any size.

9. VICTORY STOCK INDEX - composed of 500 domestically traded common stocks weighted according to the market value of each common stock in the Index.

10. PRIORITY HEALTHCARE CORPORATION COMMON STOCK FUND - invests in the common stock of Priority Healthcare Corporation.


FUND TRANSFERS

     Transfers between funds result from participants redirecting their contributions between the funds listed above.


NOTE 4 - PARTY-IN-INTEREST

     Participants in the Plan may invest their contributions/account balances in a Priority Healthcare Corporation Common Stock Fund, which primarily holds shares of Priority Healthcare Corporation common stock. At December 31, 2000, this fund held 28,088 shares with a historical cost of $646,330 and a market value of $1,171,624. At December 31, 1999, this fund held 15,057 shares with an historical cost of $351,661 and a market value of $450,726.


NOTE 5 - INCOME TAX STATUS

     The Internal Revenue Service issued a determination letter stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.


NOTE 6 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - DIFFERENCE FROM FORM 5500

     At December 31, 2000 and 1999, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.


NOTE 8 - SUBSEQUENT EVENT

     On February 14, 2001 Bindley Western Industries, Inc. merged with Cardinal Health, Inc. This was a stock-for-stock transaction, where Bindley Western Industries, Inc. shareholders received 0.4275 Cardinal Health, Inc. common shares for each outstanding share of Bindley Western Industries, Inc.

                                                                  Schedule I
                                                                   Form 5500
                                                                  Schedule H
                                                             Part IV line 4i

                            PROFIT SHARING PLAN OF
                       PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES
                                ______________

        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                              DECEMBER 31, 2000
                              _________________


(a)  (b)                                    (c)                      (d)          (e)
                                            Description of                        Current
     Identity of Issue                      Investment               Cost         Value
     _________________                      ______________           __________   __________

     Bindley Western Industries             Equity Securities        $   34,312   $  144,246
     Common Stock Fund                      of Bindley Western
                                            Industries, Inc.

 *   Priority Healthcare Corp Common        Equity Securities           646,330    1,171,624
     Stock Fund                             of Priority Healthcare
                                            Corporation

     American Europacific Growth Fund       Registered Investment       331,691      278,694
                                            Companies

     Janus Fund                             Registered Investment       933,516      744,109
                                            Companies

     Victory Special Value Fund             Registered Investment       265,390      266,518
                                            Companies

     Victory Stock Index Fund               Registered Investment        91,216       82,959
                                            Companies

     Victory Balanced Fund                  Registered Investment       261,550      261,122
                                            Companies

     American Washington Mutual Inv. Fund   Registered Investment       530,706      527,519
                                            Companies

     Victory Investment Quality Bond        Registered Investment        84,989       85,563
                                            Companies

     Victory U.S. Government Obligations    Registered Investment       224,220      246,406
     Fund                                   Companies

 *   Loans to participants (Interest                                     49,468       49,468
     rates of 8.25% to 9.25%)
                                                                     __________   __________
                                                                     $3,453,388   $3,858,228
                                                                     ==========   ==========
     *Denotes party-in-interest.


   See auditors' report and accompanying notes to the financial statements.

                                                                Schedule II
                                                                Form 5500
                                                                Schedule H
                                                                Part IV line 4j

                            PROFIT SHARING PLAN OF
                        PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                     ____________________________________

(a)                  (b)                     (c)          (d)       (e)      (f)           (g)          (h)             (j)
                                                                                                        Current Value
                                                                                                        of Asset on
Identity of                                  Purchase     Selling   Lease    Transaction                Transaction     Net Gain
Party Involved       Description of Asset    Price        Price     Rental   Expenses      Cost         Date            or (loss)
______________       ____________________    ________     _______   ______   ___________   ____         _____________   _________


Key Trust Company    Victory U.S.
of Indiana, NA       Government
                     Obligations Fund        $  187,804                                    $  187,804   $  187,804      $       -

Key Trust Company    American Washington
of Indiana, NA       Mutual Investors Fund      318,395                                       318,395      318,395              -

Key Trust Company    Victory Balanced Fund
of Indiana, NA                                  107,638                                       107,638      107,638              -

Key Trust Company    American Europacific
of Indiana, NA       Growth Fund                397,325                                       397,325      397,325              -

Key Trust Company    Janus Fund
of Indiana, NA       Mutual Fund              1,408,194                                     1,408,194    1,408,194              -

Key Trust Company    Victory Prime
of Indiana, NA       Obligation Money
                     Market Fund                138,654                                       138,654      138,654              -

Key Trust Company    Priority Healthcare
of Indiana, NA       Corporation Common
                     Stock Fund                 817,473                                       817,473      817,473              -

Key Trust Company    Victory Special
of Indiana, NA       Value Fund                 157,628                                       157,628      157,628              -

Key Trust Company    Victory Stock
of Indiana, NA       Index Fund                 106,666                                       106,666      106,666

Key Trust Company    Victory U.S.
of Indiana, NA       Government
                     Obligation Fund                      163,817                             160,913      163,817          2,904

Key Trust Company    American Europacific
of Indiana, NA       Growth Fund                          260,341                             284,793      260,341        (24,452)

Key Trust Company    Janus Fund
of Indiana, NA       Mutual Fund                          568,852                             579,577      568,852        (10,725)

Key Trust Company    Priority Healthcare
of Indiana, NA       Common Stock Fund                    918,314                             605,930      918,314        312,384

Key Trust Company    Victory Prime
of Indiana, NA       Obligations Fund                     127,747                             127,747      127,747              -

Key Trust Company    Victory Balanced
of Indiana, NA       Fund                                  66,876                              67,936       66,876         (1,060)

Key Trust Company    American Washington
of Indiana, NA       Mutual Investment
                     Fund                                 259,155                             269,309      259,155        (10,154)

Key Trust Company    Victory Special
of Indiana, NA       Value Fund                            54,177                              51,825       54,177          2,352

Key Trust Company    Victory Stock
of Indiana, NA       Index Fund                            22,280                              22,805       22,280           (525)


   See auditors' report and accompanying notes to the financial statements.

                                  SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 PROFIT SHARING PLAN OF PRIORITY HEALTHCARE
                                 CORPORATION AND AFFILIATES

Date: June 26, 2001          By    /s/ Barbara J. Luttrell
                                 Name:  Barbara J. Luttrell
                                 Title:  Plan Administrator